Exhibit 12.1

	YTD 2012	Year End. 2011	Year End. 2010	Year End. 2009	Year End. 2008	Year End. 2007
RATIO OF EARNINGS TO FIXED CHARGES: ($ in 000’s)
Earnings:
Pretax income (loss)	$67,345	$52,221	$(48,887)	$(19,771)	$(16,729)	$(21,996)
Add:
Interest expense	214	37	45	29	36	4
Capitalized Interest	915	—	—	—	—	—
Total Earnings	$68,474	$52,258	$(48,842)	$(19,742)	$(16,693)	$(21,992)

Fixed Charges:
Interest expense	214	37	45	29	36	4
Capitalized Interest	915	—	—	—	—	—
Total fixed charges	$1,129	$37	$45	$29	$36	$4

RATIO OF EARNINGS TO FIXED CHARGES	60.6x	1,409.0x	n/a	n/a	n/a	n/a